Contact

www.linkedin.com/in/ephraimlindenbaum (LinkedIn)
www.advanceventures.com (Company)

Top Skills

Venture Capital
Start-ups
Mergers & Acquisitions

Honors-Awards

Awarded 40 under 40 in Silicon Valley by Silicon Valley Business Journal
Awarded 30 under 30 in Silicon Valley by Silicon Valley Business Journal

Patents

Systems and Methods for Wireless Connectivity of a Musical Instrument

Ephraim Lindenbaum

Managing Director at Advance Ventures | Lecturer at Stanford
Campbell, California, United States

Experience

Advance Ventures

Managing Director
August 1999 - Present (24 years 9 months)

Advance Ventures is a Silicon Valley-based venture investment fund and venture accelerator that invests in seed and early-stage start-ups across three core sectors; Sustainability (AgTech, CleanTech, FoodTech) Mobility (Communications, IoT, Mobile) and Vertical Focused Information Technology (Enterprise, Consumer Facing). Founded in 1999, Advance Ventures has consistently achieved meaningful exits with its portfolio companies across its core market sectors.

PathogenDx

Board Member
August 2017 - Present (6 years 9 months)
Scottsdale, AZ

PathogenDx's(PDx) mission is to deliver disruptive testing technology and solutions to the botanical, food and agricultural testing markets that provide breakthrough simplicity, and cost-effectiveness, at an adaptable scale for both large and small testing facilities. Our technology will offer growers, processors, producers, consumers and ancillary services within the botanical, food and agricultural markets real-time data /information pertaining to the quality of their product. This will ensure a safer product from a human health standpoint, and protect crops preventing millions of dollars in losses from contaminated or spoiled product.

Joule Case

Board Observer
September 2022 - Present (1 year 8 months)
Seattle, Washington, United States

Joule Case is dedicated to making advanced power systems made simple. We provide power solutions for many remote and backup power applications without the use of fossil fuels or internal combustion generators. Our customers are people that need reliable power in areas such as Trade Shows,

Live Events, Media Production, Backup systems, and many forms of outdoor recreation.

MycoTechnology Inc.
10 years 9 months

Board Observer
August 2018 - Present (5 years 9 months)
Greater Denver Area

Board Member
August 2013 - July 2018 (5 years)

MycoTechnology has developed a unique enzymatic platform that addresses challenges in the food and beverage industry. The process takes an enzymatic approach to removing unwanted flavor defects in powders, extracts and leafy products. The process dramatically transforms these products making it easy to eliminate even some of the most challenging defects.

Front Range Biosciences
7 years 6 months

Board Observer
April 2021 - Present (3 years 1 month)

Board Member
November 2016 - April 2021 (4 years 6 months)

Front Range Biosciences enables a grower to reduce crop loss due to pathogens, quickly sex a plant, and develop new strains of plants that have the most valuable commercial properties. We increase a grower's profit, reduce its risk, and give it new products. We have the right team of PhD bioscientists, MIT MBAs, DuPont plant experts, and seasoned biotechnology entrepreneurs. We have the right market, little professional competition, and the right product-market fit. Front Range Biosciences is a vertically integrated biotech company with a strong IP portfolio and licensing strategy.

Willow Industries
5 years 7 months

Board Observer
March 2022 - Present (2 years 2 months)

Board Member
October 2018 - March 2022 (3 years 6 months)
Greater Denver Area

Willow Industries provides cutting edge technology for post-harvest microbial decontamination in cannabis. Based in Denver, CO, we provide state-of-the-art technology to clean and purify flower & trim. Our patent-pending machine, WillowPure, uses ozone-based oxidation to reduce mold, yeast, mildew, Aspergillus, Salmonella, E. Coli and other potential pathogens. All while protecting the medicinal properties, aroma, potency and visual appearance of the flower. We help cultivations pass mandatory microbial testing which increases their profits and streamlines revenue. Most importantly, we deliver a finished product that is safe for consumers.

Alpha (Plant-Based) Foods
Board Advisor
September 2016 - Present (7 years 8 months)

Alpha Foods creates plant-based foods that bring clean, sustainable sizzle to the protein market with products that are delicious, nutritious and convenient. Alpha provides satisfying and healthy plant-based foods that happen to make the planet more sustainable and its people healthier - from the inveterate carnivore to the die-hard vegan.

ACERRO
Board Advisor/Observer
2014 - Present (10 years)

Acerro is a venture-backed real estate tech start-up company that is opening offices throughout California with existing offices in Silicon Valley and Sacramento California.

Cell-Nique Corporation
Investor
December 2010 - 2020 (10 years)

Health Brands Collective products include: Cell-nique Super Green, Yumnuts, Cherrybrook Kitchen, Living Harvest/Tempt, European Gourmet (formerly Dr. Oetker), Bites of Bliss, High Country Kombucha, Funky Monkey, Lisa's Organics and Healthy To Go. Products nationally distributed through UNFI, Nature's Best, Kehe, Select Nutrition and available nationwide at Whole Foods, Wegman's, Target, Kroger, Safeway, plus other conventional chains and independent Health Food stores.

WineDirect
Founding Board Member
July 2005 - 2020 (15 years)

WineDirect is the only company offering a full end-to-end platform to help wineries sell more wine direct-to-consumer. Since 2002, WineDirect has been leading the way in technology and services for the wine industry. With a solid foundation in both logistics and ecommerce, WineDirect is the first company to truly offer an all-in-one solution for direct-to-consumer needs. The WineDirect platform includes: ecommerce, point-of-sale, wine club, compliance, outbound sales, loyalty programs, and full array of financial tools, providing a single view of customers. At WineDirect fulfillment, direct-to-consumer orders are fulfilled from one of three automated fulfillment facilities. This provides a bi-coastal delivery network that gives you a 1-2 day access to 90% of U.S. wine consumers.

SnapMD
Board Advisor/Observer
2015 - 2017 (2 years)

The SnapMD Connected Care telemedicine platform allows providers to extend their reach of care by leveraging secure one-on-one or multi-participant live video, audio and text message consultations between ambulatory patients and their primary care and specialty care physicians. Our SaaS solution is a robust cloud-based HIPAA and HITECH compliant communications platform developed to enable healthcare providers to directly engage patients remotely in a "virtual care" environment.

BonTriage
Board Advisor/Observer
2014 - 2016 (2 years)

BonTriage is a DigitalHealth software platform that integrates the latest computer-based artificial intelligence, predictive modeling, and mobile technologies, while leveraging the diagnostic expertise of leading medical specialists. BonTriage is committed to improving how the healthcare industry addresses chronic disease diagnosis and management through data-driven diagnostics and the efficient connection of patients and physicians.

Solaireo
Board Member
May 2009 - 2016 (7 years)

Smaato
Board Advisor
October 2006 - 2015 (9 years)

Smaato's SMX platform is the leading global mobile RTB ad exchange helping mobile app developers and publishers increase ad revenues worldwide. As an industry pioneer and leader, Smaato operates the leading RTB ad exchange and Supply Side Platform. More than 80,000 app developers and publishers use Smaato to monetize their content globally across 138+ Ad Networks and 199+ DSPs to maximize mobile advertising revenues.

SiteAudit.com
Board Member
September 2002 - 2015 (13 years)

Tunewear
Board Member
September 2010 - 2014 (4 years)

Tunewear designs products that add functionality and design to mobile products. Tunewear has offices in Hong Kong, Japan and Silicon Valley California and take's inspiration from all the places we live and work.

Realta Entertainment
Board Member
January 2009 - 2014 (5 years)

Parago
Investor
August 1999 - 2014 (15 years)

Acquired by Blackhawk Network (NASDAQ: HAWK)
Parago has officially become Blackhawk Engagement Solutions, a division of Blackhawk Network, dedicated exclusively to providing customized engagement and incentive programs for consumers, employees and sales channels.

Bright Light Systems
Board Member
January 2012 - 2013 (1 year)

Bright Light Systems (BLS) integrates advanced lighting technology with wireless capabilities and an energy data management platform to deliver up to 80% energy savings to customers in the high mast lighting market.

BPG Worldwide, Inc.
Board Member

May 2000 - 2012 (12 years)

The Environmental Institute of America
Board Member
January 2009 - December 2010 (2 years)

HiBix Corporation - Ooba Beverages
Board Member
July 2008 - 2010 (2 years)

Acquired by Healthy Brands Collective
OOBA, produced by Hibix Corporation, the world's first sparkling hibiscus
beverage, is rich in the ancient healing power of hibiscus—a powerhouse of
antioxidants. OOBA's all-natural proprietary hibiscus extract—made using
hibiscus Sabdariffa—is hand harvested from around the world.

MerchEngines
Board Advisor/Observer
September 2007 - July 2009 (1 year 11 months)

Acquired by Deluxe Corporation (NYSE: DLX)
MerchEngines is a private labeled platform is designed to make it easy to
generate targeted traffic from Paid Search, and convert that traffic into calls,
leads and sales through our innovative call tracking/call recording solutions,
lead capture/lead management solutions, and sales tracking solutions.

SolarX Corp
Board Member
January 2008 - 2009 (1 year)

iLoop Mobile
Board Advisor
November 2005 - April 2007 (1 year 6 months)

TerraFusion
Board Advisor
August 2003 - 2006 (3 years)

Workout.com
Board Member
December 1999 - July 2001 (1 year 8 months)

DiveQuest.com
Board Member
December 1999 - December 2000 (1 year 1 month)

eSports.com
Board Member
May 1999 - September 2000 (1 year 5 months)

Broadcast Production Group, Inc.
11 years 1 month

CEO & Co-Founder
September 1995 - August 1999 (4 years)

Senior Partner & Co-Founder
August 1988 - September 1995 (7 years 2 months)

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